

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2014

Via Email
Mr. Massimo Mondazzi
Chief Financial Officer
Eni SpA
1, Piazza Ezio Vanoni
20097 San Donato Milanese (Milano) - Italy

>   **Re: Eni SpA**
>   **Form 20-F for the Fiscal Year ended December 31, 2013**
>   **Filed April 10, 2014**
>   **File No. 001-14090**
>   **Supplemental Response Filed September 23, 2014**

Dear Mr. Mondazzi:

        We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proved Undeveloped Reserves, page 40

1.   Your response two relating to our September 11, 2014 letter states that the 542 MMBOE net reduction to your year end 2013 PUD reserves includes the 337 MMBOE reduction attributed to PUD development as well as 205 MMBOE net reduction due to i) divestment of Russian assets and iii) additions associated with contractual and technical revisions. Given that you quantified the impact of converted PUD volumes, to improve the clarity of your disclosure, revise your disclosure in future documents to also quantify the impact of any other material changes in proved undeveloped reserves that occurred during the year.

2.   We note the "main conversions to proved developed reserves" include the Kashagan project. Please furnish to us the year-end 2013 figures for your booked Kashagan proved developed reserves and for your booked Kashagan proved undeveloped reserves. Explain to us the justification for your claim of Kashagan proved developed reserves, given that you have disclosed (page 32) that Kashagan production is halted beginning October, 2013 with production delayed through 2015.

Oil and Gas Production, Production Prices, and Production Costs, page 41

3.   Our prior comment three requested that you " Revise your disclosure to present this information [historical product sales volumes] based on annual production volumes. See Item 1204(a) of Regulation S-K." In part, your response three states, "...in future filings we will add further information on annual volumes to the discussion based on daily averages." Please furnish to us a description and an example of the annual sales volume information by product and geographical area that you intend to disclose in your 2014 Annual Report on Form 20-F.

Closing Comments

      You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant